January 23, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Jordan Nimitz

Re:	Edible Garden AG Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed January 5, 2023 File No. 333-268800

Dear Ms. Nimitz:

On behalf of Edible Garden AG Incorporated (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated January 13, 2023, providing the Staff’s comments with respect to the first amendment to Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company plans to file an additional amendment to the Registration Statement following the Staff’s review of this response (the “Amendment”).

For the convenience of the Staff, each of the Staff’s comments is included below and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Amendment #1 to Form S-1

Recent Developments, page 33

1.

We reference the discussion of the purchase of the assets of Greenleaf used in its business and the real property. We also note the disclosure that the assets include all vehicles, fixtures, fixed assets and equipment used in the operation of Greenleaf’s business; Greenleaf’s intellectual property; any inventory; and rights in and to certain outstanding contracts of Greenleaf pursuant to which the company will sell Greenleaf’s existing inventory and work-in-process. Please address the following:

a.

Revise to clearly describe your accounting for the acquisition, including whether this was considered an asset acquisition or a business combination. Please provide us with your analysis of whether you acquired assets or a business. Refer to the requirements of ASC 805-10-15-4, 10-55-3A to 55-6 and Rule 11-01(d) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and plans to describe its accounting treatment for the acquisition on page 33 of the Registration Statement by adding the following disclosure in italics immediately after the last paragraph on page 33 of the Registration Statement:

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
rochester, ny • buffalo, ny • albany, ny • corning, ny • new york, ny

Edible Garden AG Incorporated

“Management has concluded that the purchase of the assets of Greenleaf does not meet the definition of a business under ASC 805. Following the guidance under ASC 805-10-55, management determined that the acquired assets of Greenleaf do not have an input and a substantive process that together significantly contribute to the ability to create outputs. Asset acquisitions are generally accounted for by allocating the cost of the acquisition, including acquisition costs, to the individual assets acquired and liabilities assumed on a relative fair value basis.”

The Company applied the framework from Accounting Standards Update 2017-01, “Clarifying the Definition of a Business” to evaluate whether an integrated set of assets and activities (a “set”) should be accounted for as an acquisition of a business or a group of assets. The framework specifies the minimum required inputs and processes necessary to be a business. Under ASC 805-10-55-3A, a business is “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

In order to be a business, a set needs to have an input and a substantive process that together significantly contribute to the ability to create “outputs,” or a continuation of revenue before and after the transaction. However, the continuation of revenues does not on its own indicate that both an input and a substantive process have been acquired. When determining whether a process has been acquired, the presence of contractual arrangements that provide for the continuation of revenues, such as customer contracts, customer lists, and leases, would not be indicative of an acquired process and should be excluded from the analysis. Instead, ASC 805-10-55-5E establishes four examples of substantive processes that together significantly contribute to the ability to create outputs. Those four examples are analyzed below to show that the acquisition of the Greenleaf assets was an asset acquisition under ASC 805.

In this acquisition, the Company acquired real estate, a greenhouse structure, and other assets incidental to the purchase of the greenhouse. The growing conditions at this greenhouse at the time of the acquisition did not meet the Company’s specifications for growing its products. The Company cannot begin generating revenue by growing its products at the greenhouse until its growing technology is added to the existing greenhouse structure. Even though the real estate and greenhouse were transferred from Greenleaf to the Company, the greenhouse must undergo significant retrofitting before the Company’s operations can begin at the facility, including by adding the Nutrient Film Technique channels (“NFT”) where its organic herbs and lettuce are grown. The retrofit of the greenhouse is ongoing and the Company expects to fully transition the greenhouse to grow its herbs and lettuce products during the first half of 2023. The Company offered positions to the Greenleaf employees at the time of the acquisition and has retained those employees, all of whom are unskilled. The Company expects to hire up to twenty additional employees at this greenhouse in order to sufficiently staff its operations, as the seven former Greenleaf employees lack experience and are not familiar with the Company’s production methods.

First, a company can acquire a substantive process if the set includes “employees that form an organized workforce that has the necessary skills, knowledge, or experience to perform an acquired process” that when applied to acquired inputs is “critical to the ability to continue producing outputs.” Here, the Company offered positions to the Greenleaf employees at the time of the acquisition and has retained those employees, all of whom are unskilled. While these employees may have been able to continue Greenleaf’s flower production, the Company did not plant any new flowers after the acquisition, the employees lack experience in NFT growing systems, and the employees are not familiar with the Company’s production methods. This example does not support the Company having acquired a substantive process from Greenleaf.

Second, a company can acquire a substantive process if it also acquires a contract that “provides access to an organized workforce with the necessary skills, knowledge, or experience to perform an acquired process” that when applied to acquired inputs is “critical to the ability to continue producing outputs.” Here, the Company did not acquire a contract providing access to an organized workforce. Under the purchase agreement for the Greenleaf assets, the Greenleaf employees were terminated by Greenleaf. The Company offered these employees positions at the greenhouse. As described under the first example, these employees were not sufficiently experienced to constitute an organized workforce that could have produced outputs for the Company. This example does not support the Company having acquired a substantive process from Greenleaf.

Third, a company can acquire a substantive process if the process, when applied to an acquired input, “significantly contributes to the ability to continue producing outputs and cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.” Here, the Company is not continuing the processes used by Greenleaf to produce its organic herbs and lettuce. Greenleaf grew flowers using conventional growing methods. This means that the Greenleaf process:

•	could include pesticides, herbicides, and fertilizers;
•	was not required to use organic soil;
•	required watering in small doses;
•	required careful limitation of the light the flowers were exposed to;
•	does not require close temperature control;
•	did not include food safety protocols; and
•	was organized around the sales cycle for flowers, with the highest sales in spring.

After the Company completed the grow cycle for the flowers that were being grown at the time of the acquisition, the Company had to retrofit the greenhouse it acquired to fit the needs of its growing process. The Company’s process:

•	requires an NFT system;
•	cannot include conventional pesticides, herbicides, and fertilizers, but may use beneficial insects to fight pests in the greenhouse;
•	must use only organic soil;
•	requires constant watering in the NFT channels;
•	may include supplemental light for herbs and lettuce;
•	must include close temperature control to prevent herbs or lettuce from becoming dormant;
•	must include food safety protocols; and
•	is organized around selling herbs and lettuce year-round.

Here, the Greenleaf process for conventionally growing flowers is not being applied to the Company’s process for growing organic herbs and lettuce. The Company is making capital expenditures to retrofit the greenhouse, a process requiring time and effort before the greenhouse can be used to grow the Company’s organic herbs and lettuce. This example does not support the Company having acquired a substantive process from Greenleaf.

Finally, a company can acquire a substantive process if the acquired process, when applied to an acquired input, “significantly contributes to the ability to continue producing outputs and is considered unique or scarce.” As discussed in the third factor, the Company is not using a process from Greenleaf to continue producing outputs. The Greenleaf process for conventionally growing flowers was not unique or scarce.  This example does not support the Company having acquired a substantive process from Greenleaf.

Because the acquisition of the Greenleaf assets does not include an input and a substantive process that together significantly contribute to the ability to create outputs, the Company appropriately accounted for the transaction as an asset acquisition under ASC 805 and will update the disclosure in the Amendment as described in this letter.

Edible Garden AG Incorporated

b.	If you determined that this is the acquisition of assets, please clearly disclose and quantify the specific assets acquired and how they were valued.

Response: The Company respectfully acknowledges the Staff’s comment and plans to add the description in italics below to the Registration Statement immediately below the new paragraph in the response to Question 1(a) above:

Accordingly, the fair value of the consideration was allocated to the assets acquired based management’s preliminary estimate of their relative fair values, pending receipt of a final valuation report from experts engaged by the Company. The preliminary allocation of the consideration to the assets acquired is as follows:

Consideration
Fair value of promissory note	$1,136
Cash consideration	1,750
Total fair value of consideration:	$2,886

Net book value of assets acquired
Inventory	$78
Equipment	510
Land and improvements	2,339
Liabilities assumed	(41)
Total Net Assets Acquired	$2,886

c.

In addition, if this is the acquisition of assets please explain to us why you included the financial statements of Greenleaf and the pro forma information for the transaction as required by Rule 3-05 and Article 11 of Regulation S-X.

Response: The financial statements of Greenleaf and the pro forma information for the transaction were provided in error. In connection with this response, the Company reevaluated the Greenleaf acquisition under Rule 11-01(d) of Regulation S-X (“Rule 11-01(d)”) and the Staff’s guidance in the Financial Reporting Manual and has concluded that the Greenleaf acquisition constitutes an acquisition of assets, not an acquisition of a “business” as described in Rule 11-01(d). Under Rule 11-01(d), whether something is a business is a fact-specific inquiry of “whether there is sufficient continuity” of the entity’s operations before and after the acquisition so that the entity’s financial information would be “material to an understanding of future operations.”

The Company determined that there was not sufficient continuity with respect to the assets prior to and after the Greenleaf acquisition because the nature of the revenue-producing activity of the assets is not generally the same. In making this determination, the Company considered the following facts and circumstances:

•

Physical facilities: The Company’s primary purpose in completing the Greenleaf acquisition was to acquire Greenleaf’s real estate and the greenhouse structure on that property. The Company’s strategy relies on expanding its capacity to grow organic herbs and lettuce so that it may fill orders from its customers and continue to expand those relationships. The Company has determined that it is more cost-effective to expand its growing capacity by retrofitting an existing greenhouse to meet its specifications than by building a new greenhouse. The growing conditions at this greenhouse at the time of the acquisition did not meet the Company’s specifications for growing its products. The Company cannot begin generating revenue by growing its products at the greenhouse until its growing technology is added to the existing greenhouse structure. Even though the real estate and greenhouse were transferred from Greenleaf to the Company, the greenhouse must undergo significant retrofitting before the Company’s operations can begin at the facility, including by adding the Nutrient Film Technique channels (“NFT”) where its organic herbs and lettuce are grown. The retrofit of the greenhouse is ongoing and the Company expects to fully transition the greenhouse to grow its herbs and lettuce products during the first half of 2023.

The opportunity to purchase the Greenleaf assets arose because of the untimely death of the Greenleaf owner. The owner’s family concluded that they were unable to operate the business and maintain the quality of Greenleaf’s floral products. As part of the purchase, the Company agreed to acquire the other assets on the real property, any remaining inventory and the right to sell Greenleaf’s inventory and work-in-process to assist Greenleaf in winding up its business. While the Company acquired vehicles, fixtures, fixed assets and equipment in addition to the real property and greenhouse, those assets were inconsequential to the purchase, not specific to Greenleaf’s business, and could have accompanied the purchase of any real property used for agriculture. When the Company acquired the Greenleaf assets, Greenleaf was already growing two crops for its existing customers, chrysanthemums and poinsettias, because these floral products have a long grow cycle. Greenleaf sold and earned the revenue from the chrysanthemums in the third quarter of 2022. The Company agreed to complete the grow cycle and ship the poinsettias to help maintain the reputation of the greenhouse among important retailers. The Company grew, harvested, and sold the poinsettias to defray its costs in assisting Greenleaf with winding up the Greenleaf business according to the terms of the purchase agreement. These poinsettias were sold under the Edible Garden brand. The Company does not anticipate growing flowers in the future at the greenhouse, unless there is a need to fill unused space.

•

Employee base: The Company offered positions to the Greenleaf employees at the time of the acquisition and has retained those employees, all of whom are unskilled. The Company expects to hire up to twenty additional employees at this greenhouse in order to sufficiently staff its operations, as the seven former Greenleaf employees lack experience and are not familiar with the Company’s production methods.

•

Market distribution system: The Company did not purchase or adopt Greenleaf’s market distribution system. Because the floral products Greenleaf grew have different distribution customers than the produce products the Company plans to grow, the Company will not use Greenleaf’s distribution network.

Edible Garden AG Incorporated

•

Sales force: The chrysanthemums and poinsettias were presold to Greenleaf’s customers by Greenleaf before the acquisition. After the acquisition, the Company will use its own sales force to sell its products.

•

Customer base: The Company sold the poinsettia crop to Greenleaf’s customers that had pre-ordered the poinsettias from Greenleaf, but because the Company is transitioning the production process at the greenhouse from floral products to its NFT-grown organic herbs and lettuce, the Company will not sell its products to the Greenleaf customers. While Greenleaf’s floral products were sold to floral wholesalers, the Company typically sells directly to the grocery store channel. While the Greenleaf products may have ultimately arrived at grocery stores or supercenters, as the Company’s products do, the direct customers of Greenleaf and the Company are not the same before and after the acquisition.

•

Operating rights: The right to operate the greenhouse transferred from Greenleaf to the Company at the time of the acquisition. There was no continuity in operating rights before and after the acquisition.

•

Production techniques: The Company’s production techniques for its organic herbs and lettuce are distinct from Greenleaf’s production techniques for its floral products. As described above, the Company must retrofit the existing greenhouse and receive organic certification for growing its organic herbs and lettuce with its NFT growing technology before the Company can begin generating revenue from products grown at the greenhouse.

•

Trade names: The Company purchased Greenleaf’s intellectual property in the acquisition primarily to protect those intellectual property rights and prevent harm to the reputation of the greenhouse. The Company does not intend to sell products using the Greenleaf trade name or with its branding.

While in this case the Company’s acquisition of Greenleaf includes some of the factors listed in Rule 11-01(d), the Company has not succeeded to reoccurring revenue producing activity from Greenleaf. Any revenue generated from the sale of poinsettias in the fourth quarter of 2022 was generated through the market distribution system of Greenleaf, to Greenleaf’s customers – a system of production that the Company does not intend to continue past the crop of poinsettias already ordered and growing at the time the Company purchased Greenleaf’s assets. Because the Company is not succeeding to this activity and does not intend to use the greenhouse to grow floral products in the future, the Company does not believe the factors listed above weigh toward Greenleaf’s historical financial information being material to an understanding of the Company’s future operations. The Company plans to remove the financial statements of Greenleaf and the pro forma information from the Registration Statement when it files the Amendment.

Edible Garden AG Incorporated

Financial Statements

Audited Financial Statements of Greenleaf Business

Independent Auditors’ Report, page F-49

2.

We note that the independent auditors’ report includes a disclaimer opinion on the financial statements of Greenleaf. Please note that Rule 2-02(c) of Regulation S-X requires the clear expression of an opinion on the financial statements, and a disclaimer does not satisfy the requirements of Article 2 of Regulation S-X. The reference to the compilation is also not appropriate. Please have your auditor revise their report to comply with the requirements of Article 2 of Regulation S-X.

Response: The Company plans to remove the independent auditors’ report and financial statements of Greenleaf from the Registration Statement when it files the Amendment based on its analysis and response to Question 1 provided above.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at AMcClean@hselaw.com or telephone at (585) 231-1248.

Very truly yours,

By:	/s/ Alexander R. McClean
Alexander R. McClean
direct dial: 585.231.1248
email: AMcClean@hselaw.com